January 2, 2008

By Fax and Edgar

Amanda McManus
Branch Chief - Legal
Securities and Exchange Commission
Fax: 202-772-9202

Re: Majic Wheels Corp.
Registration Statement on Form SB-2- Amendment No. 1
File No. 333-147629
Originally Filed November 27, 2007

Dear Ms. McManus:

Majic Wheels Corp. has asked us to respond to the Commission’s comments dated December 21, 2007. Per the instructions in your letter, we have amended the Majic Wheels’ Draft Registration Statement on Form SB-2 (the "Amended Draft") and have tracked all changes in the edgarized document for ease of review. The following is an item-by-item response to the Commission’s comments.

If you have any question regarding these responses or need additional information, please contact this office at (718) 360-5351.

Registration Statement Cover Page

1. Please note that since your common shares are not offered pursuant to terms which provide for a change in the amount of securities being offered or issued to prevent dilution resulting from stock splits, stock dividends, or similar transactions, you may not use Rule 416(a) to allow for increases in the number of shares registered in the case of "similar transactions," although Rule 416(b) will allow for such increases for stock splits and stock dividends. Please revise your fee table footnotes to remove reference to Rule 416.

Response: Revised. See the Amended Draft cover page. Please note that we have also revised the Primary Standard Industrial Classification Code from 3841 to 3944.

Prospectus
Cover

2. Please revise disclosure to indicate, if true, that you are making this offering on a "best efforts" basis.

Response: Revised. Majic Wheels Corp. is offering its shares of common stock on a "best efforts" basis. See the Amended Draft cover page.

3. We note your disclosure that the officer and directors will not receive any commissions in connection with your selling effort. Please confirm that no other form of compensation will be paid to your officers and directors in connection with these efforts.

Response: Majic Wheels Corp. confirms that no other form of compensation will be paid to its officers and Directors in connection with their efforts pursuant to this public offering to raise capital on behalf of Majic Wheels.

Prospectus Summary, page 4

4. Please briefly describe how your business will generate revenue. In your revised registration statement, please aim to disclose when you expect to have a working prototype and how you expect to sell the radio controlled toy vehicle. Where do you expect to sell your product? What is the target range in prices for the product? This snapshot will help investors evaluate the disclosure as they read the filing.

Response: Revised. Majic Wheels Corp. will insert the following paragraph in the Prospectus Summary of the Amended Draft.

OUR BUSINESS

We plan on developing, manufacturing and marketing a radio-controlled toy vehicle capable of climbing inclined and vertical surfaces (the “Product”). We do not currently have a working prototype of our Product, but intend to create one by the end of the second quarter of 2008. Subsequently, we plan to engage an independent manufacturer to manufacture our Product at low cost. Our current expectation is that the Product will be manufactured in China, which offers the most cost-effective manufacturing option. We plan to generate revenue by engaging marketing companies to introduce the Product to large wholesale toy companies in China and the United States. We also plan to market our Product and generate revenues through internet distributors of children toys. We expect that the Product's retail price to the consumer will be between $50 and $60.

The Offering, page 5

5. We note your statement in the seventh paragraph on page 7 and on page 13 that you will use part of the proceeds from the offering to make remaining payments due pursuant to the Marketing Rights Agreement, and for other specified uses. Please revise to provide additional detail regarding your use of proceeds or explain the discrepancy with the disclosure here that you will use the proceeds for "general operating capital."

Response: Revised. In order to remove any discrepancy in the disclosure, Majic Wheels Corp. has revised the gross proceeds section of the Offering on page 5 so that it correlates with the use of proceeds discussed in the seventh paragraph on page 7 and with the table on page 13.

6. Please revise to clarify that you will only receive $160,000 in proceeds if all of the shares offered are sold.

Response: Revised. Majic Wheels Corp. has revised the fifth sentence in the first paragraph on page 5 to state as follows: "If all of the shares offered by us in this public offering are purchased, the gross proceeds before deducting expenses of the offering will be up to $160,000.” Majic Wheels Corp. has also revised the terms of the gross proceeds in the Offering section on page 5. See the Amended Draft, Page 5.

Risk Factors, page 7

7. Include risk factor disclosure discussing the fact that if you do not make scheduled payments under Exhibit 10.2, Ideal Plus may terminate the agreement and reinstate its previous license to the patented technology.

Response: Revised. Majic Wheels Corp. has amended the Registration Statement to include the following risk factor:

Delay in our payment to Global Sourcing and Marketing LLC pursuant to the Marketing Rights Agreement may result in termination of the Marketing Rights Agreement and the reinstatement of the previous agreement which granted Global Sourcing and Marketing LLC an exclusive, worldwide, perpetual license to the patented invention to be used in our proposed product. If the Marketing Rights Agreement is terminated, we may not be able to develop and market our product.

Our success is dependent upon our development and sale of a radio-controlled toy vehicle that is based on patented technology previously sub-licensed to Global Sourcing and Marketing LLC and Idea Plus Ltd. Pursuant to the terms of the Marketing Rights Agreement, we have made the first two installment payments due to Global Sourcing and Marketing LLC. According to the amended Marketing Rights Agreement dated December 26, 2007, if we do not transfer the final installment payment of $50,000 by June 30, 2008, Global Sourcing and Marketing LLC may terminate the Marketing Rights Agreement and such termination could force us to cease operations.

8. Include a risk factor discussing the damage clause contained in Section 4.3 of Exhibit 10.1 requiring that you either terminate the License or pay the licensor certain amounts if you fail to achieve a certain level of sales.

Response: Revised. Majic Wheels Corp. has amended the Registration Statement to include the following risk factor.

We may be required to pay liquidated damages or forfeit our right to continue to use the underlying patent for our Product if we are unable to meet certain sales quotas set forth in the agreement.

An important part of our business involved obtaining a patent license to use a registered patent to produce our radio controlled toy vehicle. The Patent Licensing Agreement we entered into to obtain these rights requires us to pay minimum royalties and such minimum amounts may be greater than what we are ultimately able to realize from actual sales of our Product. Pursuant to the terms of the agreement, failure to meet certain sales quotas could result in either the forfeiture of our rights pursuant to the agreement, or our paying significant shortfall amounts as liquidated damages. Our financial condition and results of operations could be significantly harmed if we are unable to achieve the minimum sales quotas set forth in the Patent License Agreement.

9. Please create a risk factor to disclose the conflicts of interest faced by your officers and directors, as applicable. We note your disclosure on page 21 that Mr. Resheff, your secretary and director, is also the president of Idea Plus Ltd., a company which you have acquired a sub-licensing and marketing rights from pursuant to the Marketing Rights Agreement.

Response: Revised. Majic Wheels Corp. has amended the Registration Statement to include the following risk factor.

Mr Benjamin Resheff, our Secretary and Director, may face a conflict of interest if we fail to make payment pursuant to the Marketing Rights Agreement.

Benjamin Resheff, our Secretary and Director, is also the President of Idea Plus Ltd., one of the companies from which we have acquired sub-licensing and marketing rights. Mr. Resheff may have conflicting interests, which could be to our detriment, if we fail to make payment to Global Sourcing and Marketing LLC pursuant to the terms of the Marketing Rights Agreement. Under such circumstances, Global Sourcing and Marketing LLC may terminate the Marketing Rights Agreement, which could have a material adverse effect on our operations and may result in the loss of your investment.

10. Please create a risk factor to disclose that your development of the product is tied to the patent licensing agreement granted by Michael Taft and that your rights to the developing, manufacturing, marketing and selling of the toy controlled vehicle units will only last for the duration of this agreement. We note in this regard that you are only able to extend this initial 5 year term for an additional 5 years.

Response: Revised. Majic Wheels Corp. has amended the Registration Statement to include the following risk factor.

Our development of the radio controlled toy vehicle is tied to the patent granted pursuant to the Patent Licensing Agreement, which has an initial term of 5 years and may be extended for an additional 5 years if we meet the minimum quota requirements. We may be unable to complete our development, manufacturing, and commercialization plans during such time period, and any failure to do so will significantly harm our business plans, prospects and financial condition.

The development, manufacture, and commercialization of our radio controlled toy vehicle within the term of the Patent Licensing Agreement depend on a number of factors, including:

•	further product development;

•	development of a relationship with a third party manufacturer in China;

•	managing the initial production line and demonstrating efficiencies that will make our products attractively priced; and

•	developing and managing relations with third party distributors in China and the United States.

To date, we have focused primarily on acquiring a license to the patent granted pursuant to the Patent Licensing Agreement. We do not know whether we will be able to commercialize the toy within the term of the Patent Licensing Agreement. If we fail to market and distribute the toy within the term of the Patent Licensing Agreement, you may lose some or all of your investment.

11. Please create a risk factor to disclose additional risk attendant your foreign operations, including possible political, governmental or economic instability, exposure to currency exchange rate fluctuations, tax consequences for investors, if any and the fact that your material agreements are governed by Israeli law.

Response: Revised. Majic Wheels Corp. has amended the Registration Statement to include the following risk factor.

Risks Relating to Operating in Israel

We conduct our operations in Israel and therefore our results may be adversely affected by political, economic and military instability in Israel.

Our operations and our officers and Directors are located in Israel. In addition, any disputes relating to the Patent License Agreement and the Marketing Rights Agreement are to be governed by the laws of the State of Israel and shall be subject to the exclusive jurisdiction of courts in Israel. Accordingly, political, economic and military conditions in Israel may directly affect our business. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors. Any hostilities involving Israel or the interruption or curtailment of trade within Israel or between Israel and its trading partners could adversely affect our operations and could make it more difficult for us to raise capital. Since September 2000, terrorist violence in Israel has increased significantly and negotiations between Israel and Palestinian representatives have not achieved a peaceful resolution of the conflict. The establishment in 2006 of a government in the Palestinian Authority by representatives of the Hamas militant group has created additional unrest and uncertainty in the region.

Further, Israel was engaged in an armed conflict with Hezbollah in the summer of 2006, a Lebanese Islamist Shiite militia group, which involved thousands of missile strikes and disrupted most day-to-day civilian activity in northern Israel. Any armed conflicts, terrorist activities or political instability in the region would likely negatively affect business conditions and could significantly harm our results of operations.

If we are unable to obtain funding… we will have to delay development … which could result in the loss of your total investment, page 7

12. Please expand to discuss the fact that your development is expected to be financed through debt and equity offerings and include the attendant risks.

Response: Revised. Majic Wheels Corp. has expanded the discussion in Risk Factor 3 to discuss the fact that its development costs are expected to be financed through equity offerings, including the attendant risks. Majic Wheels Corp. has inserted the following additional paragraphs:

We may need to raise additional capital in the future in order to execute our business plan and fund the development and commercialization of our Product.

We may need to finance future cash needs through public or private equity offerings or debt financings.  To the extent that we raise additional funds by issuing equity securities, our stockholders may experience additional dilution, and debt financing, if available, may involve restrictive covenants.   We cannot be certain that additional funding will be available on acceptable terms, or at all.  If adequate funds are not available from the foregoing sources, we may be required to delay, reduce the scope of, or eliminate one or more of our development programs or curtail some of our commercialization efforts.

Dilution, page 14

13. Revise to disclose the net tangible book value per share after the distribution. See Item 506(a) of Regulation S-B.

Response: The information on Dilution has been revised in the Registration Statement on Form SB-2 to provide the historical net tangible book value as of September 30, 2007 (before the offering), and the pro forma net tangible book value (after the offering). The per share amount of the historical net tangible book value has also been provided.

Our Business, page 15

14. Revise to describe all of the material terms of your licensing agreements. These descriptions should disclose for example the term of each agreement, as well as any material damages clauses. In addition, identify "the Company" in your current description.

Response: Revised. Majic Wheels Corp. has revised the Amended Draft to describe the material terms of Majic Wheels Corp.'s licensing agreements and to delete all references to "the Company."

15. Please revise this section to provide more detail and clarity in regards to all material aspects of your business. For example, you state that your operations have been limited to, among other things, capital formation activities, but it is unclear what these financing plans are, if any. In addition, describe the steps you have taken to date to implement your plans, their timeline and anticipated costs, and how you intend to fund them.

Response: Revised. Majic Wheels Corp. has revised the Business and Plan of Operation to provide disclosure of material aspects of its key licensing and marketing agreements, current business and plan of operation.

Patent, Trademark, License & Franchise Restrictions and Contractual Obligations & Concessions, page 16

16. We note your disclosure that you are developing your website. When available, please include the website address. Refer to Item 101(c) of Regulation S-B.

Response: Majic Wheels Corp.’s is developing its website and has recently registered www.majicwheels as its domain name. Majic Wheels Corp. has revised the Business section to disclose its domain name.

Directors, Executive Officers, Promoters, and Control Persons, page 20

17. Please revise to disclose specific dates of employment whenever possible and to include employers and job titles held so that the investor may gain an understanding of the experience of your executives and officers. Refer to Item 401 of Regulation S-B.

Response: Revised. Majic Wheels Corp. has revised the discussion of the employment background of its Directors and officers in the Amended Draft.

Potential Conflicts of Interest, page 21

18. We note that two of your officers are currently officers at other public and non-public companies. Please revise to disclose these conflicts of interests faced by your officers and directors.

Response: Revised. Majic Wheels Corp. has revised the Amended Draft to discuss potential conflicts of interests faced by its officers and Directors.

Executive Compensation, page 22

19. Revise to discuss any plans to pay your officers and directors any compensation, including from the offering proceeds.

Response: Revised. We have no current plans to pay our officers and Directors any compensation. The offering proceeds will not be used to compensate the officers and Directors of Majic Wheels Corp.

Certain Relationships and Related Transactions, page 23

20. We note the disclosure that you owed a director and stockholder of the company $9,200 for a loan received by the company. Please identify who the director and stockholder is and file this agreement as an exhibit. Please also state whether you will use offering proceeds to repay the loan.

Response: Revised. Majic Wheels Corp. has included the name of Mr. Lavi Krasney, the individual who has provided Majic Wheels with the loan. There is no formal agreement between Majic Wheels Corp. and Mr. Krasney, and no repayment date has been fixed. The offering proceeds will not be used to repay the loan.

21. We note that you entered into a Marketing Rights Agreement with Idea Plus, Ltd., a company where Mr. Resheff is the president. Please provide additional detail regarding the Marketing Rights Agreement and disclose that the agreement was not negotiated at arm's length.

Response: Revised. Majic Wheels Corp. has revised the Amended Draft to include additional details regarding the Marketing Rights Agreement.

Our Common Stock, page 25

22. Please revise to remove the statement that all of your common stock is legally paid and non-assessable, as this is a legal conclusion. Alternatively, identify counsel giving this opinion and file a consent of counsel.

Response: Revised. Majic Wheels Corp. has revised the Registration Statement by removing the statement that all of Majic Wheels' common stock is legally paid and non-assessable. See the Amended Draft.

Part II

Item 26. Recent Sales of Unregistered Securities, page 30

23. Provide additional facts about your non-officer shareholders tending to support your use of the exemption from registration under Section 4(2) for the offerings to these security-holders. Alternatively, if you relied on Regulation S for these offerings, please clarify this fact.

Response: Revised. Majic Wheels has relied on Regulation S for the offerings to all of its shareholders, including its non-officer shareholders. See Item 26 of the Amended Draft which has been revised to clarify this fact.

Other

24. Provide a currently dated consent from the independent public accountant in the amendment. Response: Revised. See the new consent of the independent public accountant that is included with the Amended Draft.

Sincerely,

Steve Kronengold

cc:	Benjamin Resheff, Secretary and Treasurer- email
Lauren Nguyen, Securities and Exchange Commission, Division of Corporation Finance - Edgar